Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended March 31,
	Basic		Diluted (a)
	2012	2011	2012	2011
Average number of common shares outstanding	62,187	61,824	62,187	61,824
Average common shares due to assumed conversion of stock options	—	—	—	560
Total shares	62,187	61,824	62,187	62,384

Income (loss) from continuing operations, net of income taxes	$(326)	$5,602	$(326)	$5,602
Loss from discontinued operations, net of income taxes	(683)	(3,241)	(683)	(3,241)
Net income (loss)	$(1,009)	$2,361	$(1,009)	$2,361

Per share data:
Income (loss) from continuing operations, net of income taxes	$(0.01)	$0.09	$(0.01)	$0.09
Loss from discontinued operations, net of income taxes	(0.01)	(0.05)	(0.01)	(0.05)
Net income (loss) per share	$(0.02)	$0.04	$(0.02)	$0.04

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the unaudited Condensed Consolidated Statements of Operations.